Exhibit 4.3

DESCRIPTION OF THE COMPANY’S COMMON STOCK

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT OF 1934

The following summary describes the material features and rights of the shares of common stock (the “common stock”) of Spirit of Texas Bancshares, Inc. (referred to herein as the “Company,” “our,” “us,” or “we”). This summary does not purport to be a complete description of the terms and conditions of our common stock and is subject to, and qualified in its entirety by, applicable law and the provisions of our second amended and restated certificate of formation, as amended (our “certificate of formation”), and our amended and restated bylaws (our “bylaws”), each of which is filed as an exhibit to our Annual Report on Form 10‑K for the year ended December 31, 2019 (the “2019 Form 10-K”) of which this Exhibit 4.3 is a part, and the Texas Business Organizations Code (the “TBOC”).

General

We are incorporated in the State of Texas. The rights of our shareholders are generally covered by Texas law and our certificate of formation and bylaws. The terms of our capital stock are therefore subject to Texas law, including the TBOC, and the common and constitutional law of Texas.

Our certificate of formation authorizes us to issue up to 50,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. The authorized but unissued shares of our capital stock will be available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.

Voting Rights

Subject to any special voting rights that may be given to any series of preferred stock that we may issue in the future, holders of our common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of our shareholders. Directors are elected by a plurality of the votes cast. Shareholders are not entitled to cumulate their votes with respect to the election of directors.

Dividend Rights

Holders of our common stock are entitled to dividends when, as, and if declared by our board of directors out of funds legally available therefor.

Liquidation Rights

Upon any voluntary or involuntary liquidation, receivership or dissolution, all shares of our common stock will be entitled to share equally in all remaining assets after the holders of shares of preferred stock or other senior securities have received the liquidation preference of their shares, and after all other indebtedness, if any, has been retired.

Other

Our common stock has no preemptive or conversion rights and is not entitled to the benefits of any redemption or sinking fund provision.

Listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol “STXB.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Business Combinations under Texas Law

A number of provisions of Texas law and our certificate of formation and bylaws could have an anti-takeover effect and make any potential acquisition of our organization by means of a tender offer, a proxy contest or otherwise and the removal of incumbent directors more difficult. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to negotiate first with our board of directors.

We are subject to the provisions of Title 2, Chapter 21, Subchapter M of the TBOC, which provides that a Texas corporation that qualifies as an “issuing public corporation” (as defined in the Texas Business Combination Law) may not engage in specified types of “business combinations” with a person, or an affiliate or associate of that person, who is an “affiliated shareholder.” For purposes of this law, a “business combination” is defined generally to include: mergers or share exchanges; dispositions of assets having an aggregate value equal to 10% or more of the market value of the assets or of the outstanding common stock or representing 10% or more of the earning power or net income of the corporation; certain issuances or transactions by the corporation that would increase the affiliated shareholder’s number of shares of the corporation; certain liquidations or dissolutions; and the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder of the corporation. For purposes of this law, an “affiliated shareholder” is, or was, during the prior three years, the beneficial owner of 20% or more of the corporation’s voting shares. The prohibition on certain transactions with such affiliated shareholders extends for a three-year period from the date such shareholder first becomes an affiliated shareholder. These prohibitions do not apply if:

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the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

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the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

As we currently have more than 100 shareholders, we are considered an “issuing public corporation” for purposes of this law. The Texas Business Combination Law does not apply to the following:

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the business combination of an issuing public corporation: where the corporation’s original certificate of formation or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law; or that adopts an amendment to its certificate of formation or bylaws, by the affirmative vote of the holders, other than affiliated shareholders or an affiliate or associate of the affiliated shareholder, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law and so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;

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a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder divests itself, as soon as practicable, of enough shares to no longer be an affiliated shareholder and would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;

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a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; and

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a business combination of a corporation with its wholly-owned subsidiary, if the subsidiary is a Texas entity and not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the corporation.

Neither our certificate of formation nor our bylaws contains any provision expressly providing that we will not be subject to the Texas Business Combination Law. As a result, the Texas Business Combination Law may prevent a non-negotiated merger or other business combination involving us, even if such a merger or combination would be beneficial to our shareholders.

Action by Written Consent

Under Texas law, no action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders without the unanimous written consent of all shareholders entitled to vote on the action unless the certificate of formation specifically allows action to be taken by a written consent of the shareholders holding at least the minimum number of shares necessary to take the action that is subject to that consent at a meeting of shareholders, even though such consent is not signed by all of the corporation’s shareholders. Our certificate of formation does not provide for shareholder action by less than unanimous written consent.

Certain Certificate of Formation and Bylaw Provisions Potentially Having an Anti-takeover Effect

Certain provisions of our certificate of formation and bylaws as in effect on the date of the 2019 Form 10-K may have an anti-takeover effect and thus discourage potential takeover attempts and make it more difficult for our shareholders to change management or receive a premium for their shares. These provisions include:

•	staggered terms for directors, who may only be removed for cause;

•	authorization for our board of directors to issue shares of one or more series of preferred stock without shareholder approval and upon such terms as our board of directors may determine;

•	a prohibition of shareholder action by less than unanimous written consent;

•	a prohibition of cumulative voting in the election of directors;

•	a provision establishing certain advance notice procedures for nomination of candidates for election of directors and for shareholder proposals; and

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a limitation on the ability of shareholders to call special meetings to those shareholders or groups of shareholders owning at least 50% of our shares of common stock that are issued, outstanding and entitled to vote.

In addition to these provisions of our certificate of formation and bylaws, banking laws impose notice, approval and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. These laws include the Bank Holding Company Act of 1956 and the Change in Bank Control Act of 1978. These laws could delay or prevent an acquisition.

Exclusive Forum

Our certificate of formation provides that the state and federal courts located in Montgomery County, Texas will, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any actual or purported derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers, (c) any action asserting a claim against us or any of our directors or officers arising pursuant to the TBOC, our certificate of formation or our bylaws, (d) any action to interpret, apply, enforce or determine the validity of our certificate of formation or bylaws, or (e) any action asserting a claim against us or any of our directors or officers that is governed by the internal affairs doctrine. The choice of forum provision in our certificate of formation may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the choice of forum provision contained in our certificate of formation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of formation provides that our directors and officers will be indemnified by us to the fullest extent permitted by the TBOC, against all expenses incurred in connection with their service for or on our behalf. In addition, our certificate of formation provides that our directors and officers will not be personally liable for monetary damages to us to the fullest extent permitted by the TBOC.

We have entered into indemnification agreements with our directors and officers pursuant to which they are indemnified as described above. We also, among other things, have agreed to advance costs and expenses subject to the condition that an indemnitee shall reimburse the indemnitor for all the amounts paid if a final judicial determination is made that the indemnitee is not entitled to be so indemnified under applicable law and regulation.